Exhibit 99.10

CHAP MERCANTILE INC.

BALANCE SHEET

AS OF NOVEMBER 30, 2003

(Unaudited – Internally Prepared)

	2003	2002

ASSETS

Current assets
Cash	$107,616	$133,977
Accounts receivable	199,022	150,029
Inventory	316,900	226,754
Prepaid expenses	9,383	3,065

	632,921	513,825

Capital assets	116,458	54,763

Goodwill	-	199,604

Settlement receivable	5,800	14,200

Investments	-	-

	$755,179	$782,392

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable	$88,192	$57,777

Capital leases	32,025	-

Shareholders’ equity
Share capital	945,000	945,000
Deficit	(310,038)	(220,385)

	634,962	724,615

	$755,179	$782,392

CHAP MERCANTILE INC.

CONSOLIDATED STATEMENT OF INCOME AND DEFICIT

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2003

(Unaudited – Internally Prepared)

	2001	2000

Income	$308,795	$257,347

Expenditures
Wages and employee benefits	105,314	90,242
Materials and supplies	102,314	88,551
Administrative and general	53,633	55,787

Total expenditures	261,261	234,580

Net income for the period	47,534	22,767

Provision for income taxes	-	8,906

Net income	47,534	13,861

(Deficit) at beginning of period	(357,572)	(234,246)

Earnings (deficit) at end of period	$(310,038)	$(220,385)

CHAP MERCANTILE INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2003

(Unaudited – Internally Prepared)

	2003	2002

Operating activities
Net income for the period	$47,534	$13,861
Net change in non-cash working capital
items related to operations	(48,237)	4,588

Investment activities	-	-

Financing activities
Payments on capital lease	(6,543)	-

Increase (decrease) in cash resources
during the year	(7,246)	18,449

Cash resources at beginning of period	114,862	115,528

Cash resources at end of period	$107,616	$133,977

CHAP MERCANTILE INC.

NOTE TO THE FINANCIAL STATEMENTS

FOR THE FIRST QUARTER ENDING NOVEMBER 30, 2003

(Unaudited – Internally Prepared)

Accounting Policy

These financial statements are prepared by management and are prepared consistent with the preceding periods.

CHAP MERCANTILE INC.

QUARTERLY FILING

FORM 51-901F

FOR THE FIRST QUARTER ENDED NOVEMBER 30, 2003

Schedule B – Supplementary Information

Directors and Officers

Name and Municipality	Position
of Residence	Presently Held	Principal Occupation

Henry Cynamon	Chairman, Chief	Since 1964, President of
	Executive Officer	Cynamon Management Ltd.;
	and Director	since 1980 Secretary and
Director of Albert’s
Restaurants Ltd.
(2,350,000 Common Shares)
(Director since August 23, 1994)

Peter Kruczko	President, Secretary	Since 1978, Chartered
Edmonton, Alberta	Treasurer, Chief Financial	Accountant in public practice.
Officer and Director
(2,000,000 Common Shares)
(Director since August 23, 1994)

Abe Goldstein	Director	Since 1980, President and
Edmonton, Alberta		Director of Edmonton Coin
Vending Ltd., and Director of
Albert’s Restaurants Ltd.
(1,360,000 Common Shares)
(Director since January 16, 1996)

Derek Vern Shilling	Director	Since 1993, Senior Manager of
Edmonton, Alberta		Dial Locksmith Ltd. (“Dial”) and
prior thereto, Shop Foreman
for Dial for a period of 12 years
(350,000 Common Shares)
(Director since June 3, 1996)

Gerald C. McGregor	Director	Since 1969, Manager of
Edmonton, Alberta		Edmonton Coin Vending Ltd.

(350,000 Common Shares)
(Director since June 3, 1996)

CHAP MERCANTILE INC.

QUARTERLY FILING

FORM 51-901F

FOR THE FIRST QUARTER ENDED NOVEMBER 30, 2003

Schedule B – Supplementary Information (continued)

1.	Analysis of administrative and general expenses

Office rent and expense	$23,283
Repairs and maintenance	6,336
Telephone and utilities	4,762
Insurance, licenses and taxes	3,714
Professional fees	4,644
Advertising	3,582
Interest, bank charges and credit cards	2,887
Amortization	4,425

$53,633

2.	Securities - unchanged No securities issued and no share options granted. Share capital
Authorized:
Unlimited common voting shares Unlimited common non-voting shares Unlimited preferred, redeemable, non-voting shares
Issued:
8,600,000 common voting shares for a total of $945,000.

3.

Related party transactions

Derek Shilling, General Manager of Dial Locksmith Ltd., has been paid $18,750 and Peter Kruczko, C.A., President of Chap Mercantile Inc., has accrued wages of $4,500 for the first quarter ended November 30, 2003.

CHAP MERCANTILE INC.

QUARTERLY FILING

FORM 51-901F

FOR THE FIRST QUARTER ENDED NOVEMBER 30, 2003

Schedule C – Management Discussion

            We continue to search for opportunities and we are maintaining liquidity, profitability and good basic business fundamentals.

QUARTERLY FILING

FORM 51-901F

FOR THE FIRST QUARTER ENDED NOVEMBER 30, 2003

Issuer

            CHAP Mercantile Inc.

Period ended

            September 1 to November 30, 2003

Date of report

            2004 01 16

Issuer’s address and contact person

            #407, 11503 – 100 Avenue
             Edmonton, Alberta T5K 2K7

            Telephone 780-488-8390

            Fax 780-488-8390 (please phone ahead to notify when sending fax)

            Peter Kruczko, President 780-488-8390

Certificate

The three schedules required to complete this report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this report will be provided to any shareholder who requests it.

Peter Kruczko, President		780-488-8390

Signed by	Peter Kruczko	2004/01/16
Signed by	Henri Cynamon	2004/01/16